FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event

Call to Annual General Ordinary and Extraordinary

Shareholders Meeting to be held on April 29, 2022

Buenos Aires, March 3, 2022

Messrs.

Comisión Nacional de Valores (CNV)

(Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (BYMA)

Mercado Abierto Electrónico (MAE)

RE: RELEVANT FACT. Call to Annual General Ordinary and Extraordinary Shareholders Meeting to be held on April 29, 2022.

Dear Sirs,

We are please to address you, in our capacity as Banco BBVA Argentina S.A.ʾ proxies, to inform you that the Board of Directors at its meeting of the day, has resolved:

To convene the Annual Ordinary and Extraordinary Shareholders General Meeting for next April 29, 2022 at 10 oʾclock.

In this regard, we inform that the Meeting shall be held in a mixed manner admitting participation in person and at a distance, remotely, according to the provisions of Section 22 of the corporate By-Laws, and in accordance with the Comisión Nacional de Valores (Argentine Securities and Exchange Commission) General Resolution 8030/2020, as applicable. As an on-site Meeting, it will be held in Av. Córdoba 111, 21th. floor, Autonomous City of Buenos Aires, which is not its registered office. No shareholder may participate simultaneously in person and remotely.

Remote participation in the Meeting shall be through the WebEx platform, the video conferences and virtual meetings system provided by Cisco, which enables: (i) access to the Meeting of all the remote participants (including shareholders and/or their proxies, Directors, General Manager, members of the Supervisory Committee, External Auditor, controlling authoritiesʾ representatives and collaborators ); (ii) simultaneous transmission of sound and images and speeches of the participants; (iii) the shareholders may participate with voice and issue their votes in oral form and/or electronically (with audio and image) during the holding of the Meeting and (iv) recording of the Meeting in digital form and keeping of a digital copy support. The WebEx platform may be accessed through the link sent by the Company, together with the instructions for the access and development of the meeting act to the shareholders who communicate their remote attendance to the meeting.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Shareholders wishing to attend the Meeting (both in persona and remotely) must inform the Company before 6 p.m. on April 25, 2022 by e-mail to investorelations-arg@bbva.com, At. Inés Lanusse.

In said e-mail:

(a)	A certificate of the book-entry shares account in digital format must be attached. It will be issued, for that purpose, by Caja de Valores S.A. which is in charge of the Company book entry shares and domiciled at 25 de Mayo 362, Autonomous City of Buenos Aires. All of this to prove the shareholder status and comply with section 238 of the Corporations General Law;

(b)	The following details of the owner of the shares must be reported: full name and surname or company name; type and number of identity card of natural persons or registration date of legal persons with an express indication of the register where they are registered and their jurisdiction; and address with indication of their character. The same data shall also be provided in respect of those who attend the Meeting as the shareholdersʾ representative;

(c)	In case the Shareholder is a foreign company, the following must be attached in digital format: (1) the documentation accrediting the registration with the corresponding Public Register; under Articles 118 or 123 of the General Companies Law as a Foreign Company and its legal representative details; and (2) to inform: (i) the final beneficiaries holding the shares that make up the share capital of the foreign company; and (ii) the number of shares they will vote on; and

(d)	if the Shareholder wishes to attend the Meeting (both in person and remotely) through proxies or other representatives, the corresponding enabling instrument must be attached in digital format, duly authenticated;

The acknowledgement of receipt sent from the investorelations-arg@bbva.com address to the email address from which each shareholder communicated their attendance will serve as sufficient proof for accreditation in the Meeting.

Unless another email address is indicated, the link to participate in the Meeting remotely will be sent to the email address from which each shareholder communicated their attendance. The link will be sent to all shareholders who have met the requirements to attend the Meeting. However, the Shareholder may choose to attend the Meeting in person.

At the opening of the Meeting each of the remote participants must prove their identity and indicate where they are.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

The members of the Supervisory Committee who participate in the Meeting shall verify compliance with the legal and statutory requirements.

Yours sincerely.

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: March 3rd, 2022	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer